Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

VIA ELECTRONIC FILING

June 24, 2011

Ajay Koduri, Esq.
United States
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:   Response to Comment Letter dated May 4, 2011 on Green Equity Holdings, Inc.
         Preliminary Information Statement on Schedule 14C
         Filed April 11, 2011
         File No. 000-52396

Dear Mr. Koduri:

     This letter is being written and submitted as a response to the Comment Letter dated May 4, 2011 issued by the Securities and Exchange Commission with regard to the 14C submission of Green Equity Holdings, Inc. The response to the comments is as follows:

Answer to Comment Number 1:

(a) The Issuer has no pre-set plans to issue shares at this time. Management has decided to increase the number of shares authorized providing the Issuer with the maximum flexibility so it can take advantage of any opportunities that may arise with respect to mergers and/or acquisitions. There are no current plans, commitments, arrangements, understandings or agreements to issue any shares of common or preferred stock that will be made available pursuant to the proposed amendments in the Articles of Incorporation. The consideration for any issuance would likely be in some form of debt/equity or a combination of the two. The potential acquisition of oil and gas property which the Issuer previously disclosed has not come into fruition. In the event that we are able to proceed with this particular transaction or any other opportunity that may arise the Issuer would likely take it into consideration; as usual this would be in the form of debt/equity or a combination of the two.

(b) See the following table:

Convertible Debt	Debt Amount	Amount of Shares	Conversion Rate	Market Price	Market Price below 25%	Market Price below 50%	Market Price below 75%
$ 94,780.00	$ 94,780.00	9,478,000	100 shares to $1.00 of debt	Dec 31, 2010 $0.01 to $0.02	Dec 31, 2010 $0.0075 to $0.01	Dec 31, 2010 $0.0050 to $0.01	Dec 31, 2010 $0.0025 to $0.01
$ 32,189.00	$ 32,189.00	3,218,900	100 shares to $1.00 of debt	Dec 31, 2010 $0.01 to $0.02	Dec 31, 2010 $0.0075 to $0.01	Dec 31, 2010 $0.0050 to $0.01	Dec 31, 2010 $0.0025 to $0.01
$ 66,394.00	$ 66,394.00	6,639,400	100 shares to $1.00 of debt	Dec 31, 2010 $0.01 to $0.02	Dec 31, 2010 $0.0075 to $0.01	Dec 31, 2010 $0.0050 to $0.01	Dec 31, 2010 $0.0025 to $0.01
$ 32,798.00	$ 32,798.00	3,279,800	100 shares to $1.00 of debt	Dec 31, 2010 $0.01 to $0.02	Dec 31, 2010 $0.0075 to $0.01	Dec 31, 2010 $0.0050 to $0.01	Dec 31, 2010 $0.0025 to $0.01

(c) Issuer is aware of the similar name of CX2 Technologies, Inc. but the officers and directors of the Issuer are not affiliates of the Issuer and have had no prior relationships with the old officers and directors of the Issuer. CX2 Technologies, Inc. is currently a subsidiary of Green Equity Holdings, Inc. consolidating the prior assets and liabilities for a possible future spin-off.

Answer to Comment Number 2:

     The actions that were taken were those of new management finding it necessary to change the capital structure of the Issuer. CX2 Technologies was involved in developing wireless data communication services and was planning on acquiring a new technology to further this development, but this did not take place. New management is interested in taking the Issuer in a different direction to focus on alternative energy and green technology. Management decided to change the name of the Issuer to Green Equity Holdings, Inc. and filed an 8-K dated August 4, 2010 along with a press release on August 31, 2010, in order to reflect the new direction.

     The increase in the capital structure of the Issuer was consented to in writing by Fusion Capital Investments, which holds 51.78% of the issued and outstanding common shares of the Issuer, or 29,000,000 common shares. The Issuer believes and continues to believe that these actions were fully in conformity with the requirements of Nevada Corporate Law, which is the jurisdiction of incorporation of the Issuer.

     Immediately following the change in control, the Issuer filed an 8-K (dated August 20, 2010) and an SC 13D/A (dated July 9, 2010) with the Commission. The Issuer also made the requisite filings with the Secretary of State of Nevada and with FINRA. Issuer admits that it did not file the 14C at the time the changes were being implemented and this was primarily due to bad advice from counsel at the time. The failure to file was not willful but was rather an oversight based on bad advice. The Issuer subsequently discovered the oversight and filed a 14C on April 11, 2011 to also incorporate the additional amendments that had been filed with the Secretary of State of Nevada.

     Issuer does not believe that it faces any liability from shareholders as a result of the omission because the majority shareholder, Fusion Capital Investments, which holds 51.78% of the issued and outstanding common shares, gave its consent to the changes.

Answer to Comment Number 3:

     On March 15, 2011 the Issuer issued 1 share of Series A Preferred Stock to Raimundo Dias and 10,000 shares of Series B Preferred Stock to Mr. Dias as well, as compensation since becoming the new President and Chief Executive Officer of the Issuer on June 30, 2010. Mr. Dias has received no other compensation such as cash or stock from the Issuer for his services. In any event Mr. Dias may not convert his holdings of Series B Preferred Shares into Common Shares unless and until the Corporation, through its Board of Directors, and after majority shareholder approval, agrees to increase the Authorized Common Shares in order to be able to cover the 100% conversion of the Series B Preferred Shares.

Answer to Comment Number 4:

     Issuer has disclosed the material terms of the Series A, B, and C Preferred Stock in the body of the Information Statement. The material terms of each Series of Preferred Stock are included in Appendix B for Series A, Appendix C for Series B, and Appendix D for Series C.

Answer to Comment Number 5:

     The certificates of designation for the Series A and B Preferred Stock have been attached to the filing as Appendix B and C.

Answer to Comment Number 6:

Before the Amendment and Stock Split

	Current Issued Shares	Authorized/Unissued/Reserved	Authorized – Unreserved

Common	79,722,210	No Reserved Shares	423,277,790
Preferred
Series A	1	None	None
Series B	10,000	None	489,000

After the Amendment and Stock Split:

	Authorized – Unissued	Reserved Shares	Authorized - Unreserved
Common	87,027,779	None	87,027,779
Preferred
Series A	0	None	None
Series B*	489,000	None	489,000
Series C	5,000,000	None	5,000,000

*Shareholders need to be aware that no shares of Series B Preferred may be converted into common shares unless and until the Corporation, through its Board of Directors, and after majority shareholder approval, agrees to increase the Authorized Common Shares in order to be able to cover the 100% conversion of the Series B Preferred Shares into common shares of the Corporation.

     The Issuer acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions or comments in relation to this response to the May 4, 2011 Comment Letter then please do not hesitate to contact the undersigned.

Sincerely,

/S/ Joseph L. Pittera

Joseph Pittera